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                            December 29, 2022

       John Morgan
       Chief Executive Officer
       Nitches, Inc.
       1333 N Buffalo Dr., Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 2,
2022
                                                            File No. 024-12029

       Dear John Morgan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

       Offering Statement on Form 1-A

       General

   1. We note that you did not file correspondence with your last amendment. We will defer our review of prior
comments until you provide a response letter in the form of EDGAR correspondence. Please
address each of the prior comments from our letter dated
                                                        November 10, 2022.
Please also submit correspondence in response to this current comment letter and any
future comment letters.
       Business Overview, page 8

   2. We note your disclosure that you will continue to assist and launch the Peace on Mars
 John Morgan
Nitches, Inc.
December 29, 2022
Page 2
         (POM) NFT collection and believe those NFTs are almost ready to be minted. Please quantify for us any revenue and costs recognized for the NFT business and provide any other relevant metrics to describe the materiality of the NFT on your financial results and business plan. Additionally, tell us how you expect the NFTs to specifically impact your financial results and trends in future periods.

Notes to the Condensed Consolidated Financial Statements, page F-6

3. Please revise to include an inventory footnote that includes a tabular presentation of the major categories of inventories (e.g., raw materials, work in process, finished goods, etc.)
         presented.
       You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJohn Morgan                                  Sincerely,
Comapany NameNitches, Inc.
                                                               Division of
Corporation Finance
December 29, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName